March 29, 2019

Attn: Jim Lopez; Pam Howell; Steve Lo; Rufus Decker
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Beverages, Apparel and Mining
100 F Street, N.E.
Washington, DC 20549

Re:	Fah Mai Holdings, Inc.
Amendment No. 2 to
Registration Statement on Form S-1
Filed February 11, 2019
File No. 333-226275

Ladies and Gentlemen:

Fah Mai Holdings, Inc. (the “Fah Mai Holdings, Inc.” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 20, 2019, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	We note your revised disclosure and response to comment 3. Please clarify the nature of your revenues to date. For example, are they the result of online auctions? Please disclose, if true, that London City Bond Ltd. holds the majority of your alcohol assets in Scotland and file the agreement or advise us why the arrangement with a third party to wearhouse the majority of your alcohol assets is not a material contract under Item 601(b)(10) of Regulation S-K.

Response: We have revised our disclosure to clarify that we have not yet launched our online whisky auction, have not generated any revenues from our planned auction operations, and that we have generated revenues from the sale of our whisky assets and fees charged to members joining our membership program. We have also revised our disclosure to clarify that London City Bond Ltd. (“LCB”) holds the majority of our alcohol assets in Scotland in storage, and while we do not have a more formal agreement with LCB, we have filed as Exhibit 10.3 the simple letter agreement we do have with LCB.

2.	We note the prospectus cover page and the disclosure in the selling shareholders section on page 47 indicates that selling shareholders will sell at a fixed price of $1 for the duration of the offering. Please reconcile with the disclosure on page 49 which states “the selling stockholders may ... sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices.”

Response: We have revised the disclosure to reconcile the discrepancy.

Thank you for your assistance and review.

Sincerely,

Fah Mai Holdings, Inc.

/s/ Louis Haseman
Louis Haseman
Chief Executive Officer